Paul Hastings LLP

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September 15, 2023

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metropolitan West Funds — File No. 811-07989
Accounting Comments on Annual Report for the
Fiscal Year Ended March 31, 2023

Ladies and Gentlemen:

On behalf of the Metropolitan West Funds (the “Registrant” or the “Funds”), we hereby respond to the oral accounting comments provided by Mr. Tony Burak of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s Annual Report for the fiscal year ended March 31, 2023, as filed on Form N-CSR on June 2, 2023 (the “Annual Report”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding and we have consulted with the Registrant in providing these responses. Capitalized terms have the same respective meanings as in the Annual Report, unless otherwise indicated.

1.

Comment: The High Yield Bond Fund and the Total Return Bond Fund each hold affiliated investments, as disclosed in the Schedule of Investments and as disclosed in note 5 to the financial statements. Please indicate in that note which affiliated investments are non-income producing investments.

Response: Comment accepted. Although the Schedule of Investments already indicates by endnote which investments are affiliated and which are non-income producing, the Registrant will add to future reports in the separate schedule of affiliated investments an indication to identify those affiliated investments that are non-income producing. The Registrant respectfully notes that the listed affiliated investments in the Annual Report were income producing and, therefore, this comment would not have affected disclosure in the Annual Report.

Securities and Exchange Commission

September 15, 2023

2.

Comment: With respect to any series of the Registrant with an amount subject to possible recoupment from the series to its investment adviser, please add an additional line item in the statement of assets and liabilities showing the amount subject to contingent recoupment, as well as a cross reference to the relevant note to the financial statements describing the recoupment arrangements.

Response: Comment accepted. The Registrant will add to future shareholder reports a line item, such as “Commitments and contingencies (see Note 6),” in the statement of assets and liabilities for each series where there is a contingent amount subject to recoupment.

3.

Comment: The Investment Grade Credit Fund and the Opportunistic High Income Credit Fund each show returns of capital. Please confirm that the notices required by Section 19(a) and Rule 19a-1 were sent as required for a return of capital.

Response: Comment acknowledged. The Registrant inadvertently omitted sending a timely Section 19(a) notice with respect to the return of capital portion of those distributions made in Jan., Feb. and Mar. 2023 that were ultimately determined to have occurred, but did provide that notice and related information later. The Registrant has worked with its administrator to enhance its compliance procedures to estimate more timely whether distributions contain a return of capital and will arrange for timely delivery of any required notice.

4.

Comment: Note 7 to the financial statements contains disclosure with respect to the share marketing plan under Rule 12b-1 with respect to the Class M shares, and the shareholder servicing plan with respect to the Administrative Class shares. Please expand that disclosure to address any plan or similar servicing fees and expenses that apply to the other share classes, such as the Class M shares and the Class I-2 shares.

Response: Comment accepted. The Registrant will add to the second paragraph of that note in future shareholder reports disclosure similar to the following (new text is underlined):

“The Board of Trustees has adopted a Shareholder Servicing Plan that allows each Fund to pay to broker-dealers and other financial intermediaries a fee for shareholder services provided to Fund shareholders who invest in the Administrative Class shares of a Fund through the intermediary. The fee is payable under the Shareholder Servicing Plan at an annual rate not to exceed 0.25% of the particular Fund’s average daily net assets attributable to the Administrative Share class, but the Adviser has undertaken to limit these expenses for the current fiscal year to 0.20% of the Fund’s average daily net assets invested through the intermediary. In addition, each Fund is authorized to compensate broker-dealers and other third-party intermediaries up to 0.10% (10 basis points) of the M and I and up to 0.15% (15 basis points) of the I-2 Class assets serviced by those intermediaries for shareholder services.”

5.

Comment: The Report of the Independent Registered Public Accounting Firm, with respect to the Metropolitan West Flexible Income Fund, states in the last column that the commencement of operations for that Fund was June 29, 2018, but management’s discussion of fund performance states that the inception of the Fund was on November 30, 2018. If the Report of the Independent Registered Public Accounting Firm is not correct, please file the updated auditors’ Report together with updated N-CSR certifications.

Securities and Exchange Commission

September 15, 2023

Response: Comment accepted. The inception date stated in the Report of the Independent Registered Public Accounting Firm contained an erroneous inception date for that Fund. A corrected Report will be filed together with updated N-CSR certifications, as requested.

*    *    *    *    *

Please advise us if we can provide any further information. Please direct any further comments or questions regarding the Annual Report or this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

of PAUL HASTINGS LLP

cc:	Metropolitan West Asset Management, LLC

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